	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	October 31, 2018
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER
0-28599

CUSIP NUMBER
NOTIFICATION OF LATE FILING	749114104

(Check one):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:December 31, 2017
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quotemedia Inc.
Full Name of Registrant

Former Name if Applicable

17100 East Shea Blvd., Suite 230
Address of Principal Executive Office (Street and Number)

Fountain Hills, AZ 85268
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quotemedia, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to postpone the filing of its Annual Report on Form 10-K for the annual period ended December 31, 2017 (the “Form 10-K”) beyond April 2, 2018, the prescribed due date for such filing.   As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on December 28, 2017, the Company entered into a complex Debt Exchange Agreement, by and among the Company, Bravenet Web Services, Inc. (“Bravenet”), and Harrison Avenue Holdings Ltd. (“Harrison”).  On December 28, 2017, the Company also entered into a Compensation Agreement with David M. Shworan.  David M. Shworan, the President and Chief Executive Officer of QuoteMedia, Ltd., a wholly owned subsidiary of the Company, is a member of the Company’s board of directors and is a control person of Bravenet and Harrison.  In addition, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on March 22, 2018, R. Keith Guelpa passed away on March 19, 2018.   Mr. Guelpa was a co-founder of the Company and had served as our President and Director since 1999.  The Company is filing for additional time to finalize the Form 10-K since there have been significant demands related to Mr. Guelpa’s death and to the complexity of the above-mentioned agreements that have diverted management time and resources from the Company’s normal process of preparing and reviewing the Form 10-K.  The Company is unable to complete and file with the Commission the Form 10-K by April 2, 2018 without unreasonable effort or expense.  The Company expects to file the Form 10-K with the Commission within 15 calendar days of the original prescribed date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Keith Randall	(480)	905-7311
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [_] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[Insert Company Name]

Quotemedia Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 02, 2018	By:	/s/ Keith Randall
Chief Financial Officer
(Principal Accounting Officer)